UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Jumia Technologies AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

48138M105**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138M105	13G

1.	Names of Reporting Persons Brillant 3087. SE & Co. Verwaltungs KG
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,398,428 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,398,428 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9.2%
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y1968P 121	13G

1.	Names of Reporting Persons Rocket Internet SE
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,398,428 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,398,428 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9.2%
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 48138M105	13G

Item 1(a).	Name of Issuer:

Jumia Technologies AG

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Charlottenstraße 4

10969 Berlin

Germany

Item 2(a).	Name of Person Filing:

Brillant 3087. SE & Co. Verwaltungs KG

Rocket Internet SE

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered offices of Brillant 3087. SE & Co. Verwaltungs KG and Rocket Internet SE are located at Charlottenstraße 4, 10969 Berlin, Germany.

Item 2(c).	Citizenship:

See the responses to Item 4 on the attached cover pages.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value, which may be represented by American Depositary Shares

Item 2(e).	CUSIP Number:

48138M105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

f.	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

g.	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No. 48138M105	13G

h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

j.	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Brillant 3087. SE & Co. Verwaltungs KG

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder

Rocket Internet SE

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder

CUSIP No. 48138M105	13G

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Brillant 3087. SE & Co. Verwaltungs KG - CO

Rocket Internet SE - CO

This Schedule is filed by Rocket Internet SE as parent holding company of Brillant 3087. SE & Co. Verwaltungs KG.

CUSIP No. 48138M105	13G

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2020

Brillant 3087. SE & Co. Verwaltungs KG

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder

Rocket Internet SE

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder